UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FILED PURSUANT TO RULE 253(G)(2)

November 27, 2023
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 3 AFRICA LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

86-2564467
(I.R.S. Employer Identification No.)

62 Clementel Drive, Durham, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

This document (the "Supplement") supplements the Offering Circular of Energea Portfolio 3 Africa LLC, (the "Company") dated August 13, 2020 (the "Offering Circular"). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

Executive Summary

CPOA Constantia Place is a 125 kW (AC) rooftop solar installation to be located at Southern Cross Dr, Constantia, Cape Town, South Africa ("Project"). The Project will be connected "behind the meter" at the CPOA Constantia Place facility.

This solar plant will be leased to Cape Peninsula Organization for the Aged ("CPOA"), the roof owner and offtaker, through a take-or-pay contract for a period of 20 years called a "Solar Lease".

Energea Portfolio 3 Africa LLC ("Energea") will invest, through The Sun Exchange (SA) Bewind Trust ("Sun Exchange Trust"), a total of $115,108.47 with a projected IRR of 12.27% ($USD).

Key Information

General Info

Project Owner	Energea Portfolio 3 Africa LLC
Project Location	Constantia, Cape Town, South Africa
Technology	Rooftop Solar
System Size (AC/DC)	125 kW AC / 145.4 kW DC
Estimated Year 1 Production	204,300 kWh
Coordinates	-34.01761545 ° S 18.43146708 E
Roof Status	Verified by a third-party engineer
Project Status	Under Construction
Useful Equipment Life (Years)	25

Stakeholders

SPE	The Sun Exchange (SA) Bewind Trust
Offtaker	Cape Peninsula Organization for the Aged
EPC Contractor	R.E Design Engineering (PTY) LTD
O&M Contractor	The Sun Exchange (PTY) LTD ("Sun Exchange")
Roof Owner	Cape Peninsula Organization for the Aged
Asset Manager	The Sun Exchange (PTY) LTD ("Sun Exchange")

Uses of Capital and Project Economics

Project Hard Costs	1,534,937 ZAR
Project Soft Costs	172,986 ZAR
Developer Fee	437,699 ZAR
Total Project Financing	2,145,622 ZAR
Debt Funding	N/A
Equity Funding	2,145,622 ZAR
Cell Owner IRR	12.27% ($USD)

Project Review

Site

CPOA Constantia Place, the offtaker, owns the propriety on which the project will be installed. The rights to use the roof for a 20-year term has been secured through the Solar Lease.

NWE Consulting Engineers performed their roof inspection of the CPOA Constantia Place rooftops on Wednesday July 5th, 2023. During the inspection of the existing residential semi-detached units/dwellings, they confirmed that the timber trusses and beams system can accommodate the additional loading of the proposed solar panels. After the Project is constructed, NWE will provide the final structural competence certificate in accordance with section 14 subsection (2A) of the NBR and Building Standards Act (1977).

Design

The Project will employ 262 x 555 Wp LR5-72HPH-555M solar modules manufactured by Longi, a Tier 1 module manufacturer based in China. The plant will also use one (1) 125kW SG125CX-P2 Sungrow three phase hybrid inverter. Sungrow is a well-known worldwide inverter manufacturer that is highly recommended for C&I installations. Their technical support systems are worldwide and provide high levels of service in South Africa due to their local distribution facilities. The array will be mounted to a standard, pitched, standing seam roof. The racking/clamp assembly is made by K2 Systems, who has been used on a handful of already constructed and operational assets. The roof itself was inspected by NWE Consulting Engineers who confirmed the proposed array can be installed on the roof. Overall, this is a very standard rooftop solar design utilizing Tier 1 equipment.

The Project is estimated to produce 204.3 MWh/year after taking load shedding and historical irradiance date into consideration.

Interconnection

The Project will be connected to the distribution network owned and operated by the City of Cape Town Network. The Project applied for interconnection with the Energy Management Department and obtained the pre-approval for the installation of 144kW on September 28, 2023. A "revision" will be submitted to reflect the updated change in solar modules being used (LONGI 555W) and the +1.4kW DC capacity increase.

Once the installation of the Project is finished, the Energy Management Department will witness the commissioning process and verify compliance of the system 7-days from the request of the service.

Offtaker

The Sun Exchange Trust and CPOA Constantia Place signed Solar Lease on June 7th, 2023. This revenue agreement stipulates a variable-priced rent to be paid by CPOA Constantia Place based on the number of kWh produced by the Project per month. The tariff is adjusted annually on the anniversary of the COD date. The main terms of the Agreement are show on the Table 1 with additional detail in Legal Review below.

Solar Lease Main Terms
Revenue Contract Term	20 years
Asset Rental Rate	1.63 ZAR per kWh
Annual Adjustment	CPI + 2%

Engineering, Procurement and Construction ("EPC")

R.E Design Engineering has been selected as the EPC partner for the Project. RED and Sun Exchange signed an EPC Contract on November 11th, 2023. Sun Exchange has worked with RED before on solar assets in South Africa, including Cape Town. Due diligence was performed on the contractor, and we believe they are capable of installing the Project. Sun Exchange will also have a Project Manager or Engineer onsite during the installation process. Constant oversight, especially during the key install phases will ensure a quality product that meets Energea's standards.

Insurance

During construction, R.E Design will provide and maintain adequate insurance coverage, at its cost, for property and general liability risk until final completion. After COD and during operation, Sun Exchange will provide and maintain an all-risk propriety and general liability insurance for the project. In each case, Energea is named as an additional insured under such policies.

O&M

The O&M services will be provided by RED for the first 2 years of operation. This service includes monitoring, reporting, module cleaning, preventative maintenance, saving calculations and on-site IT and technical support.

Financial Analysis

The resulting nominal IRR, in USD, of CPOA Constantia Place is projected to be 12.27%, with an estimated payback of 9 years, 0 months, and 11 days from the NTP date. The income statement, cash flow statement and balance sheet up until 2032 (shown annually) are presented on Exhibit I.

Energea is acquiring 100.00% ownership of the Project for a total investment of 115,108.47 USD.

The projected revenue model assumes an inflation rate of 5% based on a 5-year trailing average. Data is provided by the South African Department of Statistics, StatsSA, as a basis for defining the Consumer Price Index ("CPI"). This assumption is within the range of the South African Central Bank's targeted inflation of 3.00% to 6.00%.

Revenue

The source of the project's revenue originates from a 20-year Solar Lease with CPOA, for a fixed base price of R1.63 ZAR / kWh. The rate is readjusted annually on the anniversary of COD by the ZAR CPI rate plus a 2% spread. The average customer savings during the period is estimated to be of 31.13%.

Operating Expenses

The only project-level operating expense assumed is the price paid to Sun Exchange under a turnkey Asset Management Agreement which requires Sun Exchange to provide all asset management services the Project needs including operations and maintenance, insurance, accounting, and other project-related fees and expenses. The value of the management fee is calculated as 29.81% of the realized revenue.

Capex

The costs to construct the Project, inclusive of the Value-Added Tax ("VAT") of 15,00%, are described in the table below:

Table 1 - Capital Expenditures Assumptions
Acquisition Costs	N/A	N/A

Modules	605,874 ZAR	4.20 ZAR/Wdc
Inverters	129,624 ZAR	0.90 ZAR/Wdc
Mounting Materials	253,508 ZAR	1.76 ZAR/Wdc
Electrical Materials	207,413 ZAR	1.44 ZAR/Wdc
Labor and Accommodations	281,992 ZAR	1.96 ZAR/Wdc
Others	56,527 ZAR	0.39 ZAR/Wdc
Hard Costs	1,534,937 ZAR	10.65 ZAR/Wdc

Basic Studies and Executive Project	9,036 ZAR	0.06 ZAR/Wdc
Engineering	163,950 ZAR	1.14 ZAR/Wdc
Soft Costs	172,986 ZAR	1.20 ZAR/Wdc

Developer Fees	437,699 ZAR	3.04 ZAR/Wdc

Pre-COD OpEx	N/A	N/A

Total CapEx (All-In)	2,145,622 ZAR	14.89 ZAR/Wdc
Total CapEx (All-In)	115,108 USD	0.80 USD/Wdc

Legal Review

Relevant Documents

A Legal review was performed in the project's available documentation. The most relevant documents are listed below:
     1.     Solar Lease
     2.     EPC Contract

Contracts Summary

Table 2 - Solar Lease Summary
Contract	Asset Lease to Own Agreement
Date	June 7th, 2023
Parties	The Sun Exchange (SA) Bewind Trust - As Lessor Cape Peninsula Organization for the Aged - As Lessee
Term	20 years from the Commercial Operation Date
Object	Lessor will lease to Lessee the asset, a photovoltaic electricity power generator, located at 6 Loret Avenue, Constantia, Cape Town.
Initial Asset Rental Amount	ZAR1.63/kWh
Asset Rental Annual Escalation Rate	CPI+2%
Escalation Frequency and Date	Annually on the anniversary of the COD
Payment	Monthly, within 14 (fourteen) days of receipt of each monthly invoice
Late Payment	Interest of 2% (two per cent) per month
Currency	South African Rand
Insurance
Lessor shall insure the asset from the COD for an amount equal to the full insurable value of the asset, the premiums and any increases payable in respect of such insurance being for the account of the Lessor.

Buy-Out Option	Lessee has the option at any time to purchase the asset (and all its component parts) from Lessor at a price defined in an exhibit ("Buy-Out Price").
Termination Buy-Out
In case of termination pursuant to the Lessee's breach, Lessor is entitled, in its sole discretion, to exercise the Termination Buy-Out Option, as a consequence of which the Lessee shall be compelled to pay the Lessor the Buy-Out Price.

Remedy of Lessee	Lessee's remedy against the Lessor for a breach of any obligation is to claim specific performance. Lessee is precluded from cancelling the agreement pursuant to Lessor's breach.
Dispute Resolution	Arbitration

Table 3 - EPC Contract
Contract	EPC Contract including Long Term Performance Tests
Date	November 11th, 2023
Parties	Sun Exchange (PTY) LTD - As Customer R.E Design Engineering (PTY) LTD - As Contractor
Term	2 years from the Commercial Operation Date
Object
Technical planning, design, the procurement and delivery of all necessary components, manufacture, assembly and construction services as well as the installation and connection to the Client's electrical reticulation and where grid tied, to the local grid, which is necessary for delivery and transfer from the Contractor to the Customer of a fully operational, turnkey Solar Plant, with a total electrical capacity of 145.4 kWp, which is suitable for safe and continued operation for a period of at least 20 years after it is connected to the electrical reticulation.

Construction Contract Price	R 1,698,886.98 (exclusive of VAT)
Rate Fluctuation	Should the ZAR/USD forex rates fluctuate by more than 5% before NTP, the Contractor shall be required to reprice the Construction Contract Price in accordance with the forex rate fluctuation.
O&M Scope of Works	The Contractor shall provide Operation and Maintenance Services, for 2 years post COD and until the achievement of Final Completion.
O&M Contract Price	R 50,966.61 (exclusive of VAT), to be paid on a quarterly basis.
Delay Liquidated Damages	If Contractor fails to complete the works by the due date, the Contractor shall pay the Customer Delay Liquidated Damages.
Performance Liquidated Damages	If the guaranteed performance ratio or guaranteed availability is not achieved, the Contractor shall pay the Customer Performance Liquidated Damages.
Warranty Period	2 years starting from the date of issuance of the COD Notice
Performance Guarantee
As a condition to achieving the COD, the Contractor shall obtain and deliver (at its cost) to the Customer a Performance Guarantee as security for its proper performance of its obligations, in an amount no less than 5% (five percent) of the Construction Contract Price.

Governing Law	South Africa
Disputes Resolution	Arbitration

Documentation Checklist

Table 4 - Documentation Checklist
Design and Application	Bills	X
	Helioscope Reports	X
	Meter Data	X
	Site and Roof Assessment	X
	Self-Consumption Analysis	X
Interconnection Application	Interconnection Application	X
	Permission to Install Letter	X
Offtaker	Offtaker Credit Analysis	X
	Lease Agreement	X
	Incentives	X
EPC	Construction Set*	X
	Equipment Warranties	X
Equipment Purchase Order
	Equipment Datasheet	X
	EPC Contract	X
	EPC Insurance	X
Asset Management	O&M Agreement
	Asset Management Agreement	X
Investment	Project Model	X

The Investment Committee members have reviewed the Project Memorandum and hereby approve the investment on the CPOA Constantia Place Project.

Signature

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Global LLC

By MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder

Date November 27, 2022

Exhibit I

Income Statement, Cash Flow Statement and Balance Sheet

Consolidated Statements of Income
					December 31,
	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Gross revenue	R 0	R 237,674	R 281,206	R 297,759	R 315,251	R 333,734	R 370,442	R 398,090	R 425,956	R 446,191
Taxes on revenue:
Total taxes on revenue	0	0	0	0	0	0	0	0	0	0
Net revenue	0	237,674	281,206	297,759	315,251	333,734	370,442	398,090	425,956	446,191
Costs and expenses:
Operations and maintenance	0	0	0	0	0	0	0	0	0	0
Land or roof rental	0	0	0	0	0	0	0	0	0	0
Insurance	0	0	0	0	0	0	0	0	0	0
FX Wire Fees	0	0	0	0	0	0	0	0	0	0
Banking Fees	0	0	0	0	0	0	0	0	0	0
Postage and Courier Services	0	0	0	0	0	0	0	0	0	0
Travel	0	0	0	0	0	0	0	0	0	0
Utilities	0	0	0	0	0	0	0	0	0	0
Management Fees	0	64,172	75,926	80,395	85,118	90,108	100,019	107,484	115,008	120,472
Other	0	0	0	0	0	0	0	0	0	0
Total costs and expenses	0	64,172	75,926	80,395	85,118	90,108	100,019	107,484	115,008	120,472
Income from operations	0	173,502	205,280	217,364	230,134	243,626	270,423	290,605	310,948	325,719
Interest and other income (expense), net	0	0	0	0	0	0	0	0	0	0
Depreciation and amortization	0	(201,026)	(219,301)	(219,301)	(219,301)	(219,301)	(219,301)	(219,301)	(219,301)	(219,301)
Income before provision for income taxes	0	(27,524)	(14,021)	(1,937)	10,832	24,325	51,122	71,304	91,647	106,418
Provision for income taxes	0	0	0	0	0	0	0	0	0	0
Net income	R 0	R (27,524)	R (14,021)	R (1,937)	R 10,832	R 24,325	R 51,122	R 71,304	R 91,647	R 106,418

Consolidated Statements of Cash Flow
					December 31,
	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Assets
Current assets:
Cash and cash equivalents	R 0	R 19,213	R 20,345	R 21,541	R 22,805	R 24,141	R 26,947	R 28,834	R 30,852	R 32,262
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Total current assets	0	19,213	20,345	21,541	22,805	24,141	26,947	28,834	30,852	32,262
Property and equipment	2,145,622	2,145,622	2,145,622	2,145,622	2,145,622	2,145,622	2,145,622	2,145,622	2,145,622	2,145,622
Depreciation	0	(201,026)	(420,327)	(639,629)	(858,930)	(1,078,231)	(1,297,532)	(1,516,833)	(1,736,135)	(1,955,436)
Tax credits	0	0	0	0	0	0	0	0	0	0
Other assets	0	0	0	0	0	0	0	0	0	0
Total assets	R 2,145,622	R 1,963,809	R 1,745,639	R 1,527,535	R 1,309,498	R 1,091,532	R 875,037	R 657,622	R 440,339	R 222,448

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	R 0	R 0	R 0	R 0	R 0	R 0	R 0	R 0	R 0	R 0
Short-term debt	0	0	0	0	0	0	0	0	0	0
Accrued expenses and other current liabilities	0	0	0	0	0	0	0	0	0	0
Total current liabilities	0	0	0	0	0	0	0	0	0	0
Tax payable	0	0	0	0	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0	0
Total liabilities	0	0	0	0	0	0	0	0	0	0

Stockholders' equity:
Additional paid-in capital	2,145,622	2,145,622	2,145,622	2,145,622	2,145,622	2,145,622	2,145,622	2,145,622	2,145,622	2,145,622
Retained earnings	0	(181,813)	(399,982)	(618,087)	(836,124)	(1,054,090)	(1,270,585)	(1,488,000)	(1,705,282)	(1,923,173)
Total stockholders' equity	2,145,622	1,963,809	1,745,639	1,527,535	1,309,498	1,091,532	875,037	657,622	440,339	222,448
Total liabilities and stockholders' equity	R 2,145,622	R 1,963,809	R 1,745,639	R 1,527,535	R 1,309,498	R 1,091,532	R 875,037	R 657,622	R 440,339	R 222,448

Consolidated Balance Sheet
					December 31,
	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Assets
Current assets:
Cash and cash equivalents	R 0	R 19,213	R 20,345	R 21,541	R 22,805	R 24,141	R 26,947	R 28,834	R 30,852	R 32,262
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Total current assets	0	19,213	20,345	21,541	22,805	24,141	26,947	28,834	30,852	32,262
Property and equipment	2,145,622	2,145,622	2,145,622	2,145,622	2,145,622	2,145,622	2,145,622	2,145,622	2,145,622	2,145,622
Depreciation	0	(201,026)	(420,327)	(639,629)	(858,930)	(1,078,231)	(1,297,532)	(1,516,833)	(1,736,135)	(1,955,436)
Tax credits	0	0	0	0	0	0	0	0	0	0
Other assets	0	0	0	0	0	0	0	0	0	0
Total assets	R 2,145,622	R 1,963,809	R 1,745,639	R 1,527,535	R 1,309,498	R 1,091,532	R 875,037	R 657,622	R 440,339	R 222,448

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	R 0	R 0	R 0	R 0	R 0	R 0	R 0	R 0	R 0	R 0
Short-term debt	0	0	0	0	0	0	0	0	0	0
Accrued expenses and other current liabilities	0	0	0	0	0	0	0	0	0	0
Total current liabilities	0	0	0	0	0	0	0	0	0	0
Tax payable	0	0	0	0	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0	0
Total liabilities	0	0	0	0	0	0	0	0	0	0

Stockholders' equity:
Additional paid-in capital	2,145,622	2,145,622	2,145,622	2,145,622	2,145,622	2,145,622	2,145,622	2,145,622	2,145,622	2,145,622
Retained earnings	0	(181,813)	(399,982)	(618,087)	(836,124)	(1,054,090)	(1,270,585)	(1,488,000)	(1,705,282)	(1,923,173)
Total stockholders' equity	2,145,622	1,963,809	1,745,639	1,527,535	1,309,498	1,091,532	875,037	657,622	440,339	222,448
Total liabilities and stockholders' equity	R 2,145,622	R 1,963,809	R 1,745,639	R 1,527,535	R 1,309,498	R 1,091,532	R 875,037	R 657,622	R 440,339	R 222,448

Exhibit II

Energy Resource Study